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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Fortified Holdings Corp. (Name of Issuer)

Common Stock, par value $0.001 (Title of Class of Securities)

349551101 (CUSIP Number)

Brendan Reilly
President and Chief Executive Officer
Fortified Holdings Corp.
125 Elm Street, New Canaan, Connecticut
(203) 594-1686

Thomas Keenan Ventures, LLC
71 Wright Street
Westport, CT 06880
(203) 549-0816

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2007 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No 349551101	Page 2 of 6
(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brendan T. Reilly Thomas Keenan Ventures, LLC (51-0006522)
(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3) SEC Use Only
(4) Source of Funds (See Instructions) OO
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or Place of Organization Brendan Reilly - USA Thomas Keenan Ventures, LLC - Delaware limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power Reilly - 2,037,053
(8) Shared Voting Power 5,000,000
(9) Sole Dispositive Power Reilly - 2,037,053
(10) Shared Dispositive Power 5,000,000
(11) Aggregate Amount Beneficially Owned by Each Reporting Person Reilly -- 7,037,053 TKV - 5,000,000
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 12.2%
(14) Type of Reporting Person (See Instructions) Brendan Reilly -- IN Thomas Keenan Ventures, LLC -- OO

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Fortified Holdings Corp., a Nevada corporation (the “Issuer”). The address of Issuer’s principal office is 125 Elm Street, New Canaan, CT 06840

Item 2. Identity and Background

(a) This Statement is being filed by Brendan T. Reilly (“Reilly”) and Thomas Keenan Ventures, LLC, a Delaware limited liability company (“TKV”). Reilly is a member of TKV and is the sole manager of TK Management, LLC, the sole manager of TKV.

(b) The business address of Reilly is 125 Elm Street, New Canaan, CT 06840

The business address of TKV is 71 Wright Street, Westport, CT 06880.

(c)	Reilly is President, Chief Executive Officer and Chairman of the Issuer.

(d)-(e)  Reilly has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

TKV has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Reilly is a citizen of the United States.

TKV is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

On September 13, 2007, Fortified completed the acquisition of Z5 Technologies LLC (“Z5”). The acquisition of Z5 was effected through a merger of Z5 with and into a subsidiary of the Issuer (the “Merger”) formed for the purpose of the Merger. As consideration for the Merger, the Issuer issued 5,000,000 shares of common stock and a promissory note in the amount of $5,000,000 to Thomas Keenan Ventures LLC (TKV), the owner of all Z5’s equity outstanding at the time of the closing. Reilly is the Manager of TK Management LLC, the Manager of TKV. In addition, the Issuer agreed to issue TKV another 10,000,000 shares in two future tranches: 5,000,000 shares will be issued on January 15, 2008 or upon Issuer’s raising $2.75 million in new capital, if earlier; and the final 5,000,000 shares will be issued on February 15, 2008 or upon the Issuer raising a total of $6.0 million in new capital (including the prior $2.75 million), if earlier.

The Issuer also granted replacement stock options to pre-closing holders of Z5 options, entitling them to purchase up to an additional 5,000,000 shares of the Issuer’s common stock. Reilly was issued options to purchase a total of 2,037,053 shares of the Issuer’s common stock -- 1,242,933 shares of the Issuer’s common stock at $.0.41 per share and 794,120 shares of the Issuer’s common stock at $0.28 per share.

Item 4. Purpose of Transaction

Reilly and TKV acquired shares of the Issuer in the Merger. As part of the Merger, Reilly entered into an employment agreement with the Issuer pursuant to which he was appointed President, Chief Executive Officer and Chairman of the Company. Reilly intends to control management of the Issuer and to drive the Issuer’s new business plan -- to establish Issuer as a leading provider of a variety of deployable products used within the C4ISR (Command, Control, Communications and Compute, Intelligence, Surveillance and Reconnaissance) market for field-based Emergency Management and Critical Incident Response by law enforcement, first responders, the military, the private security industry, humanitarian relief organizations, and others who respond to “critical incidents”.

Except as otherwise set forth herein or as otherwise disclosed in the Issuer’s filings under the Securities Exchange Act, neither Reilly nor TKV have formulated any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of the securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j)	Any action similar to any of those listed above.

Item 5. Interest in Securities of the Issuer

As of September 13, 2007, Reilly beneficially owned and had the sole power to vote or dispose of 2,037,053 shares of the Issuer’s Common Stock and shared power to vote or dispose of 5,000,000 shares of the Issuer’s Common Stock which in total represents approximately 12.2% of the Issuer’s outstanding shares of Common Stock. The percentage set forth in this Item 5 is based on 50,600,000 shares of the Issuer’s Common Stock reported as outstanding on September 19, 2007 in the Issuer’s Form 10-Q for the quarter ended July 31, 2007.

Item 6. Contracts , Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reilly is the sole Manager of TK Management LLC which is the Manager of TKV. Accordingly, Reilly may direct the voting of the 5,000,000 shares of Issuer held by TKV.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Reilly and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

2.1
Merger Agreement by and among Z5 Technologies LLC, Fortified Data Communications, Inc. (formerly Aegis Merger Corporation), Fortified Holdings Corp. (formerly Aegis Industries, Inc.) and Thomas Keenan Ventures, LLC, dated May 31, 2007, incorporated by reference to Exhibit 10.1 on Form 8-K filed June 6, 2007.

2.2
Letter Agreement amending Merger Agreement, by and among Z5 Technologies LLC, Fortified Data Communications, Inc. (formerly Aegis Merger Corporation), Fortified Holdings Corp. (formerly Aegis Industries, Inc.) and Thomas Keenan Ventures, LLC, dated September 12, 2007 incorporated by reference to Exhibit 2.2 on Form 8-K filed on September 19, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of October 2, 2007

/s/ Brendan T. Reilly
Brendan T. Reilly

THOMAS KEENAN VENTURES LLC

/s/ Brendan T. Reilly
Brendan T. Reilly, Manager of TK Management, LLC, its Manager